
November 17, 2016

VIA E-MAIL

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

      Re: Saratoga Investment Corp. (the "Company")

                Registration Statement on Form N-2

                File Number 333-214182

Dear Mr. Boehm:

We have reviewed the registration statement referenced above that was filed on October 20, 2016 and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement. Additionally, for convenience, we have generally organized our comments using headings, defined terms and page numbers found in the registration statement.

Prospectus Outside Front Cover

The disclosure states that the 20[XX] Notes will be the Company's direct "senior" unsecured obligations. However, the 20[XX] Notes are not contractually senior in right of repayment to the other outstanding obligations of the Company. Additionally, the 20[XX] Notes are structurally and effectively subordinated to the existing and future indebtedness of the Company and its subsidiaries. Accordingly, please delete any reference to the 20[XX] Notes as being "senior."

In the fourth paragraph, please add a plain English definition of "*pari passu.*"

Also, in the fourth paragraph, clarify, if true, that the Company currently has no outstanding debt that is subordinated to the 20[XX] Notes. Further disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the 20[XX] Notes. Also, briefly highlight what is meant by "effectively subordinated" and "structurally subordinated" and how such subordination affects the rights and priorities of the holders of the 20[XX] Notes.

The outside front cover should disclose that the 20[XX] Notes are "structurally subordinated" and are "effectively subordinated" to all existing **and** future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles, credit and similar facilities. The outside front cover should also disclose the approximate total dollar amount, as of the offering date of the 20[XX] Notes, of **all** liabilities and obligations to which the 20[XX] Notes are, respectively, *pari passu*, structurally subordinated and effectively subordinated.

Expand footnote (1) to the pricing table to also identify the approximate dollar amount in offering expenses on a per 20[XX] Note basis.

Ladenburg Thalmann & Co. Inc. should be referred to as the "Underwriter" instead of the "Sole Bookrunning Manager."

Prospectus Summary

Overview (page 1)

Among the types of "opportunistic investments" which the Company may make, as identified in the fourth paragraph, are investments in "private equity." Please clarify whether the Company may invest in private equity funds and, if it may, then also expand the disclosure to state that the Company will limit its investments in entities that are excluded from the definition of "investment company" under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act of 1940 (which include private equity funds) to no more than 15% of its net assets.

The prospectus summary section should also provide an explanation, in plain English, of the significance of the debt securities being structurally subordinated and effectively subordinated, specifically highlighting how such subordination affects the rights and priorities of the holders of the 20[XX] Notes.

Investments (page 3)

Identify the percentage of the Company's portfolio loans which have a first lien security interest for the entire amount of the loan.

Valuation Process (page 6)

In your response letter, please inform the staff whether the Company's Board of Directors will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the Board will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

<u>Risks Related to Our 20[XX] Notes</u> (page 9)

Please place this summary risk presentation ahead of the "Risks Related to our Business and Structure" summary.

The third bullet states that "the indenture under which the 20[XX] Notes will be issued contains limited protection for holders of the 20[XX] Notes." Please expand the presentation of bullet point risk factors to summarize the following observations:

a. There are significant protections afforded the Company's other creditors that are not provided to the holders of the 20[XX] Notes. In this regard, the disclosure on pages 38-40, and elsewhere in the prospectus, states that the Company's other indebtedness currently provides, and that the Company's future indebtedness may also provide, more protections for its holders than the 20[XX] Notes and the indenture under which they are issued. Among the protections that are not afforded holders of the 20[XX] Notes are additional covenants, events of default, and cross-default provisions.

b. The issuance or incurrence of any debt with incremental protections which are not provided to the holders of the 20[XX] Notes could affect the market for and trading levels and prices of the 20[XX] Notes.

c. The 20[XX] Notes represent the unsecured obligations of the Company. If the Company is unable to repay debt, lenders having secured obligation, such as the Credit Facility provider and the SBA, could proceed against the collateral securing those secured obligations. Substantially all of the Company's assets are subject to security interests under the Company's Credit Facility, or claims of the SBA with respect to SBA-guaranteed debentures that may be issued. Therefore, upon a default or an event of default, the holders of the 20[XX] Notes would likely not be repaid in full.

<u>Sinking Fund</u> (page 13)

Disclose the significance of the statement the "20[XX] Notes will not be subject to any sinking fund;" for example, explain that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the 20[XX] Notes, and that repayment of the 20[XX] Notes will depend upon the financial condition of the Company and its subsidiaries as of the maturity date of the 20[XX] Notes.

<u>Risk Factors</u> (page 19)

Expand the fourth sentence of the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company's. *See* Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

The Division of Investment Management has made a number of observations about derivative related disclosure in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. Please review the observations set forth in that letter and revise your disclosure, if necessary, to describe the Company's use and the risks of derivatives. In the alternative, confirm, in your response letter, that the prospectus accurately and specifically describes the Company's use of derivatives in a manner customized to proposed Company operations.

Use of Proceeds (page 41)

In the first paragraph, the disclosure states that the net proceeds will be used to repay a portion of the Company's 2020 Notes and that a portion of the net proceeds may be used to reduce any of the Company's outstanding borrowings. Please disclose the approximate dollar amount of net proceeds that will be used to repay the 2020 Notes and the Company's other outstanding borrowings, respectively, and the interest rate and maturity of such indebtedness. *See* Instruction 2. to Item 7.1. of Form N-2.

The first paragraph of this section further states that "reducing our borrowings may include the repurchase of certain debt instruments that could provide us with a net gain on extinguishment of debt, and increase certain fees payable to our investment adviser." Please expand the disclosure to provide an estimate of the dollar amount and a description of the nature of the "certain fees" payable to the Company's investment adviser. Disclose any conflicts of interest that the payment of the "certain fees" may present with respect to any decision to repurchase the Company's existing debt. Also disclose any conflicts of interest that may be presented regarding the timing of future repurchases of the Company's debt, including the 20[XX] Notes. Additionally, provide similar disclosure in the "Use of Proceeds" section of the prospectus summary. Finally, in your response letter, specify the terms of the Management Agreement that provide for the payment of "certain fees" to the Company's investment adviser where they result from the Company's repurchase of its own indebtedness.

The last sentence of this section states that "the supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering." However, we note the offering of the 20[XX] Notes is made on a firm commitment basis. Accordingly, it appears that the last sentence of this section should be deleted or, in the alternative, please explain, in your response letter, why it should be included in the prospectus.

Note About Forward-Looking Statements (page 44)

Expand the disclosure presented in the last paragraph to clarify that the forward-looking statements contained in any reports that the Company may file under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

Portfolio and Investment Activity   (page 56)

The disclosure on page 57 states that, at February 29, 2016, two Saratoga CLO portfolio
investments with a fair value of $2.7 million were in default. Please reconcile this disclosure
with the information presented on page 58 in the Portfolio CMR distribution table in respect of
the Saratoga CLO investments. Additionally, please update the narrative disclosure on page 57
to provide Saratoga CLO portfolio investment default information at August 31, 2016.

Our Portfolio Companies (page 92)

Portfolio Companies in which the fair value represents greater than 5% of total assets are
identified on page 95; however, the current disclosure does not appear to include all of the
information required by Item 8 of Form N-2. Please revise accordingly.

Management Fee and Incentive Fee (page 96)

The examples appearing on pages 98 and 99 relate to the calculation of the incentive fee on Pre-
Incentive Fee Net Investment Income, and the interplay of the quarterly "hurdle rate" and the
"catch-up" features. Based on these disclosures, it does not appear that there is an accumulation
from quarter to quarter of amounts on either the hurdle rate or the parameters set by the "catch-
up" mechanism or any clawback of amounts previously paid to the investment adviser if
subsequent quarters are below the quarterly hurdle or the "catch-up" parameters. It also appears
that there is no delay of payment to the investment adviser if prior quarters are below the
quarterly hurdle or "catch-up." Accordingly, please expand the disclosure here, and elsewhere
throughout the prospectus, to reflect these observations, if true. Furthermore, assuming no
accumulation of amounts on either the hurdle rate or the "catch-up" parameters from quarter to
quarter, it also appears that presentation of these amounts on an "annualized" basis is
inappropriate and, therefore, the parentheticals "(7.5% annualized)" and "(9.376% annualized)"
should be deleted from the prospectus disclosure.

Administration Agreement (page 102)

The disclosure indicates that the Company reimburses the administrator for the allocable portion
of overhead and other expenses incurred by the administrator in performing its obligations under
the administration agreement, including rent and the allocable portion of the costs of the
Company's officers and their respective staffs, including travel expenses. In your response
letter, please confirm to the staff that the Board exercises appropriate oversight with respect to
the equity of the allocation methodology referenced in the administration agreement. Also
confirm that the description of the allocated expenses describes fully all expenses allocated under
the administration agreement.

<u>Underwriting</u> (page 145)

Please confirm to the staff whether FINRA has approved the underwriting terms of the Company's offering.

The table on page 146 states that the underwriting discount (sales load) of 4% per 20[XX] Note is to be paid by "us." Revise the disclosure to clarify who is effectively paying the underwriting discount (sales load).

Under a section captioned "Additional Underwriter Compensation" provide a description of the terms of any agreement that the Company will have entered into with the underwriters for services other than distribution, and specify the nature of the services that the underwriter has provided or will provide thereunder that differ from typical underwriting services. Please disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and file all such agreements as exhibits in a pre-effective amendment to the registration statement.

<u>Independent Registered Public Accounting Firm</u> (page 149)

Page 149 states, "Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of February 28, 2015 and February 28, 2014 and the three years ended February 28, 2015, February 28, 2014, and February 28, 2013 and the related senior securities table, as set forth in their reports." Please update the disclosure to include reference to the audited consolidated financial statements for the year ended February 29, 2016.

<u>Annual Report on Form 10-K for the fiscal year ended February 29, 2016</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u> (page 59)

Per review of the Consolidated Statements of Assets and Liabilities, the reserve account on interest receivable more than doubled from prior year. The MD&A appears to conflict with the increase in the reserve as the "Portfolio CMR distribution" color score for the "Red" category on page 59 has not changed. Additionally, no loans are noted as non-performing on page 58. In future reports, please consider including a discussion with regard to the increase in the reserve on interest receivable or additional known trends or uncertainties in operations (Reference is made to Item 303 of Regulation S-K).

<u>Off-balance sheet arrangements</u> (page 74)

Please provide the Staff with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. Also please provide a general explanation as to why the Company believes it can cover its unfunded commitments.

<u>Consolidated Statements of Assets and Liabilities</u> (page F-3)

Please confirm if there is any directors' fees payable at year end. If there are any such payables, in future filings, these should be disclosed separately, in accordance with Regulation S-X, Article 6-04.12.

<u>Consolidated Schedules of Investments</u> (page F-5)

The Staff noted that the Company invested in loans which have included an interest rate in the description on the Consolidated Schedule of Investments. Please confirm if these are fixed or variable rates. If the rates are variable, please include the following in future financial statements: Indicate a description of the reference rate and spread and: (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the schedule in a note to the Schedule.

Please confirm whether or not the warrants listed in the Consolidated Schedule of Investments expire. If so, please include the expiration date in the description on the Consolidated Schedule of Investments in future filings.

The Staff noted that M/C Acquisition Corp., L.L.C. had a maturity of 3/31/15 in the 2/28/15 financial statements, and in the current financial statements the maturity for this investment is 3/31/16. Have the terms of the loan changed or has this investment been restructured? Additionally, is this loan on non-accrual status or considered non-performing?

Confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied.

<u>Notes to Consolidated Financial Statements</u> (page F-9)

The Staff noted that the Organization note referenced Delaware tax blockers and stated that such blockers were consolidated for accounting purposes. However, in the basis of presentation note, the tax blockers were not named as a subsidiary in the consolidation disclosure. Please confirm that the Delaware tax blockers were consolidated for reporting purposes. Please confirm if there was any income tax associated with the blockers and, if any, the presentation of such taxes.

<u>Notes to Consolidated Financial Statements</u> (page F-17)

Per ASC 820-10-50-2, within the Level 3 reconciliation, the change in unrealized appreciation (depreciation) on investments still held at period end should be shown by class not in aggregate across the fund. Please update in future financial statements.

The Staff noted transfers in and transfers out of the Level 3 reconciliation. In future reports, please include the reasons for those transfers in accordance with ASC 820-10-50-2(c)(3).

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added.

Response to this letter should be in the form of a revised submission and should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

In closing, we remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

/s/ Dominic Minore

Dominic Minore
Senior Counsel